N-SAR EXHIBIT 77C

OPPENHEIMER HIGH INCOME FUND/VA

SPECIAL SHAREHOLDER MEETING (Unaudited)

On September 14, 2012, a special shareholder meeting of Oppenheimer High Income Fund/VA, a series of Oppenheimer Variable Account Funds (the “Target Fund”), was held at which the following Proposal, as set forth in the Target Fund’s combined prospectus and proxy statement dated July 27, 2012, was approved.  The following is a report of the votes cast:

Proposal:  To approve an Agreement and Plan of Reorganization (the “Reorganization Agreement”) between the Target Fund and Oppenheimer Global Strategic Income Fund/VA, a series of Oppenheimer Variable Account Funds (the “Acquiring Fund”), and the transactions contemplated thereby, including: (i) the transfer of substantially all of the assets of the Target Fund to the Acquiring Fund in exchange for Service and Non-Service shares of the Acquiring Fund, (ii) the distribution of shares of the Acquiring Fund to the corresponding Service, Non-Service, Class 3 and Class 4 shareholders of the Target Fund in complete liquidation of the Target Fund, and (iii) the cancellation of the outstanding shares of the Target Fund (all of the foregoing being referred to as the “Reorganization”)

For                                                      Against                                         Abstain

46,005,115.1999                                2,463,148.8402                                6,143,404.2068